UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 18, 2017

SEACOAST BANKING CORPORATION OF FLORIDA

(Exact Name of Registrant as Specified in Charter)

Florida	000-13660	59-2260678
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

815 Colorado Avenue, Stuart, Florida	34994
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (772) 287-4000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

On May 18, 2017, Seacoast Banking Corporation of Florida, a Florida corporation (“Seacoast” or the “Company”), and Seacoast’s wholly-owned subsidiary, Seacoast National Bank, a national banking association (“SNB”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with NorthStar Banking Corporation, a Florida corporation (“NorthStar”) and NorthStar’s wholly-owned subsidiary, NorthStar Bank, a Florida bank. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Seacoast will acquire NorthStar pursuant to the merger of NorthStar with and into Seacoast (the “Merger”) and the merger of NorthStar Bank with and into SNB (the “Bank Merger”), with Seacoast surviving the Merger as the surviving corporation and with SNB surviving the Bank Merger as the surviving bank.

Subject to the terms and conditions of the Merger Agreement, which has been approved by the Board of Directors of Seacoast and NorthStar, upon completion of the Merger, each outstanding share of NorthStar common stock will be converted into the right to receive: (1) 0.5605 (the “Exchange Ratio”) of a share of Seacoast common stock, subject to the payment of cash in lieu of fractional shares (the “Stock Consideration”); and (2) $2.40 per share in cash (the “Cash Consideration”). The Stock Consideration and the Cash Consideration are collectively referred to as the “Merger Consideration.”

Prior to the effective time of the Merger, NorthStar will take all actions necessary to cause each outstanding NorthStar stock option, restricted stock unit and other equity-based awards (“NorthStar Equity Awards”) to be vested, exercised and/or terminated. Each NorthStar Equity Award which is an option to purchase NorthStar common stock and which is not exercised and is terminated will be converted into the right to receive an amount in cash equal to the aggregate number of shares of NorthStar common stock subject to such NorthStar Equity Award multiplied by the excess, if any, of $16.00 over the exercise price per share of the NorthStar Equity Award. Each outstanding share of Seacoast common stock will remain outstanding and be unaffected by the Merger.

The Merger Agreement contains customary representations and warranties from both Seacoast and NorthStar and each have agreed to customary covenants, including, among others, covenants on the part of NorthStar relating to: (1) the conduct of NorthStar’s businesses during the interim period between the execution of the Merger Agreement and the completion of the Merger, (2) NorthStar’s obligation to convene and hold a meeting of its shareholders to consider and vote upon the approval of the Merger Agreement, and (3) subject to certain exceptions, the recommendation by the Board of Directors of NorthStar in favor of the approval by its shareholders of the Merger and the Merger Agreement and the transactions contemplated thereby. NorthStar has also agreed not to (1) solicit proposals relating to any alternative acquisition proposal or (2) subject to certain exceptions, enter into any discussions, or enter into any agreement concerning, or provide confidential information in connection with, any alternative acquisition proposal.

Completion of the Merger is subject to certain customary conditions, including, among others, (1) approval of the Merger Agreement by NorthStar’s shareholders, (2) receipt of required regulatory approvals without the imposition of conditions or consequences that would have a material adverse effect on Seacoast or its subsidiaries, including the surviving corporation, after the effective time of the Merger, (3) the absence of any law or order prohibiting the completion of the Merger, (4) the effectiveness of the registration statement for the Seacoast common stock to be issued in the Merger, and (5) the quotation and listing of the Seacoast common stock to be issued in the Merger on NASDAQ.

Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations under the Merger Agreement, and (3) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of the Internal Revenue Code of 1986, as amended.

In addition, Seacoast’s obligation to complete the Merger is subject to the satisfaction of certain conditions by NorthStar, including (1) the receipt of all consents required as a result of the Merger pursuant to certain contracts, (2) Seacoast’s receipt of executed claims letters and restrictive covenant agreements by certain officers and/or directors of NorthStar, (3) NorthStar’s consolidated tangible shareholders’ equity must equal or exceed $22.25 million, less certain permitted expenses and NorthStar’s general allowance for loan and lease losses must not be less than $1.82 million in the aggregate, (4) all NorthStar equity awards must be vested, exercised and/or terminated, (5) if required, the shareholders of NorthStar will have voted in a manner that satisfies the stockholder approval requirements for exemption under Section 280G of the Internal Revenue Code for the right of certain disqualified individuals to receive or retain certain payments and benefits and (6) the resolution of certain items.

The Merger Agreement contains termination rights for Seacoast and NorthStar, as the case may be, applicable upon: (1) mutual consent, (2) a breach by the other party that is not or cannot be cured within 30 days’ notice of such breach if such breach would result in a failure of the conditions to closing set forth in the Merger Agreement, (3) final, non-appealable denial of required regulatory approvals, (4) NorthStar’s shareholders failure to approve the Merger Agreement by the required vote at the NorthStar shareholders’ meeting or (5) failure to complete the Merger by February 28, 2018.

Seacoast may terminate the Merger Agreement upon: (1) NorthStar’s withdrawal, qualification or modification of its shareholder recommendation, (2) NorthStar’s failure to substantially comply with its “no-shop” obligations under the Merger Agreement or its obligation to call, give notice of, convene and hold its shareholders meetings, (3) NorthStar has recommended, endorsed, accepted or agreed to a competing acquisition proposal, (4) if holders of more than 5% in the aggregate of the outstanding NorthStar common stock vote shares against the Merger Agreement and have given notice of their intention to exercise their dissenters’ rights.

NorthStar may also terminate the Merger Agreement if (A) (i) the average closing price of Seacoast’s common stock for the ten trading days ending on the trading day immediately preceding the later of (x) the date on which the last required regulatory approval is obtained or (y) the date on which NorthStar shareholder approval is obtained, is less than (ii) 85% of the average closing price of Seacoast’s common stock for the 10 trading days ending on May 17, 2017, (B) Seacoast’s common stock underperforms a peer-group index (the NASDAQ Bank Index) by more than 20% and (C) Seacoast does not elect to increase the Stock Consideration by a formula-based amount.

In addition, the Merger Agreement provides that, upon termination of the Merger Agreement in certain circumstances, NorthStar may be required to pay Seacoast a termination fee of $1,650,000.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto, and is incorporated into this report by reference thereto. The Merger Agreement has been attached as an exhibit to this report in order to provide investors and shareholders with information regarding its terms. It is not intended to provide any other financial information about Seacoast, NorthStar, or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties, or covenants or any description thereof as characterizations of the actual state of facts or condition of Seacoast, NorthStar or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Seacoast.

Additional Information

Seacoast and NorthStar will file a proxy statement/prospectus and other relevant documents concerning the Merger with the United States Securities and Exchange Commission (the “SEC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s Web site (www.sec.gov). In addition, documents filed with the SEC by Seacoast will be available free of charge by contacting Investor Relations at (772) 288-6085.

The directors, executive officers, and certain other members of management and employees of NorthStar are participants in the solicitation of proxies in favor of the Merger from the NorthStar shareholders.

Important Information for Investors and Shareholders

Seacoast will file with the SEC a registration statement on Form S-4 containing a proxy statement of NorthStar and a prospectus of Seacoast, and Seacoast will file other documents with respect to the proposed merger. A definitive proxy statement/prospectus will be mailed to shareholders of NorthStar. Investors and shareholders of Seacoast and NorthStar are urged to read the entire proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Investors and shareholders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Seacoast through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Seacoast will be available free of charge on Seacoast’s internet website or by contacting Seacoast.

NorthStar, its directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Notice Regarding Forward-Looking Statements

This current report on Form 8-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and is intended to be protected by the safe harbor provided by the same. These statements are subject to numerous risks and uncertainties. These risks and uncertainties include, but are not limited to, the following: failure to obtain the approval of shareholders of NorthStar in connection with the merger; the timing to consummate the proposed merger; the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed merger; the parties’ ability to promptly and effectively integrate the businesses of Seacoast and NorthStar, including unexpected transaction costs, including the costs of integrating operations, severance, professional fees and other expenses; the diversion of management time on issues related to the merger; the failure to consummate or any delay in consummating the merger for other reasons; changes in laws or regulations; the risks of customer and employee loss and business disruption, including, without limitation, as the result of difficulties in maintaining relationships with employees; increased competitive pressures and solicitations of customers and employees by competitors; the difficulties and risks inherent with entering new markets; and changes in general economic conditions. For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the factors set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Seacoast’s most recent Form 10-K report and to Seacoast’s most recent Form 8-K reports, which are available online at www.sec.gov. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Seacoast or NorthStar.

Item 9.01.	Financial Statements and Exhibits.

(c)	Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as May 18, 2017, by and among Seacoast Banking Corporation of Florida, Seacoast National Bank, NorthStar Banking Corporation and NorthStar Bank.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SEACOAST BANKING CORPORATION OF FLORIDA

By:	/s/ Charles M. Shaffer
Charles M. Shaffer
Chief Financial Officer

Date: May 24, 2017